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EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                    THREE MONTHS ENDED
($ IN THOUSANDS)                                        MARCH 31,
----------------                                        ---------
                                                     2003        2002
                                                   -------     -------
Net income                                         $ 5,905     $ 4,234
Income tax expense                                   3,696       2,651
                                                    ------      ------
Earnings before income taxes                         9,601       6,885
Fixed charges:
  Interest                                          11,271      13,110
  One-third of all rentals                             640         486
  Preferred stock dividend of subsidiary trust       2,248       2,248
                                                    ------      ------
  Total fixed charges                               14,159      15,844
                                                    ------      ------
Earnings before income taxes and fixed charges     $23,760     $22,729
Ratio of earnings to fixed charges (1)                1.68x       1.43x




(1) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.